H2C Securities, Inc.

(A Wholly-Owned Subsidiary of Hammond Hanlon Camp LLC)

Statement of Financial Condition and Notes to Statement of Financial Condition as of and for the Year Ended December 31, 2022 and Report of Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

SEC File Number 8-19993

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-19993

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: H2C Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4655 Executive Dr. Suite 280
(No. and Street)

San Diego (City) California (State) 92121 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Catherine Colgan (Name) (513) 534-1972 (Area Code – Telephone Number) catherine.colgan@53.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche, LLP.
(Name – if individual, state last, first, and middle name)

50 W 5th Street, Suite 200 (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 34 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Catherine Colgan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of H2C, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the Corporation nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Catherine Colgan
Treasurer and Financial & Operations Principal



Subscribed and sworn to before me
this ⟨17th⟩ day of ⟨February⟩, 2023

Notary Public

NOTARY PUBLIC - STATE OF OHIO
MY COMMISSION HAS NO EXPIRATION DATE
SECTION 147.03 R.C.

This filing** contains (check all applicable boxes):

(x) (a) Statement of financial condition.
(x) (b) Notes to consolidated statement of financial condition
( ) (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
( ) (d) Statement of cash flows.
( ) (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
( ) (f) Statement of changes in liabilities subordinated to claims of creditors.
( ) (g) Notes to financial statements.
( ) (h) Computation of net capital under 17 CFR 240.15c3-1.
( ) (i) Computation of tangible net worth under 17 CFR 240.18a-2.
(x) (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
( ) (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3.
( ) (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
( ) (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
( ) (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2).
( ) (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1 and the reserve requirements under 17 CFR 240.15c3-3, if material differences exist, or a statement that no material differences exist.
( ) (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
(x) (q) Oath or affirmation in accordance with 17 CFR 240.17a-5.
( ) (r) Compliance report in accordance with 17 CFR 240.17a-5.
( ) (s) Exemption report in accordance with 17 CFR 240.17a-5. [filed separately]
(x) (t) Independent public accountant's report based on an examination of the statement of financial condition.
( ) (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5.
( ) (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5.
( ) (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5. [filed separately]
( ) (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e. [filed separately]
( ) (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
( ) (z) Other:
**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3).

H2C SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hammond Hanlon Camp LLC)
TABLE OF CONTENTS



Deloitte & Touche LLP
50 West 5th Street
Suite 200
Cincinnati, OH 45202-3789
USA
Tel: +1 513 784 7100
Fax: +1 513 784 7204
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
H2C Securities, Inc.
Cincinnati, Ohio

Opinion of the Financial Statement

We have audited the accompanying statement of financial condition of H2C Securities, Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 24, 2023

We have served as the Company's auditor since 2020.

H2C SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hammond Hanlon Camp LLC)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS:

Cash and cash equivalents	$	3,086,561
Other receivables		1,937,684
Securities owned, at fair value		20,255,640
Goodwill		6,476,578
Intangible assets		1,258,320
Income tax receivable from Parent Company or affiliated companies		1,776,815
Deferred income taxes, net		1,329,250
Other assets		370,194
Total Assets	$	36,491,042

LIABILITIES:

Deferred revenue	$	529,583
Payables to affiliated companies, net		681,640
Accrued employee compensation and benefits		2,961,974
Other liabilities		266,543
Total Liabilities	$	4,439,740

SHAREHOLDER'S EQUITY:

Capital stock, $0.50 par value,		
authorized, issued and outstanding-5,000 shares,	$	2,500
Additional paid-in capital		56,141,742
Accumulated deficit		(24,092,940)
Total Shareholder's Equity	$	32,051,302
Total Liabilities and Shareholder's Equity	$	36,491,042

Refer to the Notes to Statement of Financial Condition.

H2C SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hammond Hanlon Camp LLC)
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

1. ORGANIZATION AND NATURE OF BUSINESS

H2C Securities, Inc. (the "Corporation") is a broker-dealer registered with the U.S. Securities & Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Corporation is a wholly-owned subsidiary of Hammond Hanlon Camp LLC (the "Parent Company"). The Parent Company is an indirect wholly-owned subsidiary of Fifth Third Bank, National Association (the "Bank"), which is an indirect wholly-owned subsidiary of Fifth Third Bancorp (the "Bancorp"). The Corporation may enter into transactions with other subsidiaries of the Bank (the "affiliated companies") in the normal course of business.

In its capacity as a broker-dealer, the Corporation provides mergers and acquisition and other financial advisory services for its customers, with a focus on healthcare service companies and related organizations. The Corporation's customers are primarily located throughout the United States, with office locations in Atlanta, Georgia, Chicago, Illinois, San Diego, California, and New York, New York. The Corporation does not hold customer funds or safeguard customer securities.

The Corporation operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Corporation is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable laws or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statement includes the accounts of the Corporation, which is engaged in a single line of business as a securities broker-dealer providing merger and acquisition and other financial advisory services. The accompanying Statement of Financial Condition is presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates — The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

Income Taxes — The Corporation is included in the consolidated federal income tax return filed by the Bancorp. As described in the tax sharing agreement between the Corporation and the Bancorp, federal income taxes are calculated as if the Corporation filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Bancorp. The amount of

current and deferred taxes payable or refundable is recognized as of the date of the Statement of the Financial Condition, utilizing currently enacted tax laws and rates.

Goodwill — Goodwill is required to be tested for impairment at the reporting unit level on an annual basis, which for the Corporation is September 30, and more frequently if events or circumstances indicate that there may be impairment. Impairment exists when a reporting unit's carrying amount of goodwill exceeds its implied fair value. The Corporation has determined that it is an entity-level reporting unit under U.S. GAAP. In testing goodwill for impairment, U.S. GAAP permits the Corporation to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In this qualitative assessment, the Corporation evaluates events and circumstances which may include, but are not limited to, the general economic environment, market conditions, the overall financial performance of the Corporation, key financial performance metrics of the Corporation and events affecting the Corporation to determine if it is not more likely than not that the fair value of the Corporation is less than its carrying amount. If the quantitative impairment test is required or the decision to bypass the qualitative assessment is elected, the Corporation performs the goodwill impairment test by comparing the fair value of the Corporation with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill. A recognized impairment loss cannot be reversed in future periods even if the fair value of the reporting unit subsequently recovers.

Securities Owned, at Fair Value — Securities are classified as trading when bought and held principally for the purpose of selling them in the near term. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments or discounted cash flow models that incorporate market inputs and assumptions including discount rates, prepayment speeds and loss rates.

Subsequent Events — The Corporation has evaluated subsequent events through February 24, 2023, the date the Statement of Financial Condition was issued, to determine if either recognition or disclosure of significant events or transactions is required.

Accounting and Reporting Developments

Accounting Standards Update ("ASU") 2021-08 – Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

In October 2021, the Financial Accounting Standards Board ("FASB") issued ASU 2021-08, which provided guidance on the accounting for revenue contracts with customers which are acquired in a business combination. The amendments generally state that an acquirer accounts for an acquired revenue contract with a customer as if it had originated the contract. The amendments also provide certain practical expedients for acquirers when recognizing and measuring acquired contract assets and liabilities. The Corporation adopted the amended guidance on January 1, 2023 on a prospective basis and will apply the amendments for business combinations occurring on or after the adoption date.

3. SECURITIES TRANSACTIONS

Securities owned, at fair value are recorded at fair value. Total securities at December 31, 2022 consist of the following:

	Securities Owned, at fair value
Money market investments	$ 20,255,640
Total securities	$ 20,255,640

Securities transactions are recorded on a trade-date basis.

4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation engages in limited trading of money market investments to manage excess liquidity. The risk of default depends on the creditworthiness of the issuer of the instrument and the underlying assets in the funds. The Corporation's policy is to monitor its exposure to specific issuers or types of funds. At December 31, 2022, the Corporation had the following securities that exceeded 10% of total securities positions, which equals securities owned, at fair value:

Securities owned, at fair value	Fair Value	Percentage of Total Securities
Federated Hermes Government Obligations Fund	$ 20,255,640	100%
Total securities owned, at fair value	$ 20,255,640	100%

5. INCOME TAXES

The Corporation is included in the consolidated federal income tax return filed by the Bancorp. Federal and state income taxes are calculated as if the Corporation files separate income tax returns.

Deferred income taxes are comprised of the following temporary differences at December 31, 2022:

Deferred tax assets:		
Personal goodwill	$	990,605
Deferred compensation		328,437
State deferred taxes		182,079
Deferred revenue		111,212
Other		26,380
Total deferred tax assets		1,638,713
Deferred tax liabilities:		
Intangible assets		264,247
Other		45,216
Total deferred tax liabilities		309,463
Total net deferred tax asset	$	1,329,250

The Corporation has determined that a valuation allowance is not needed against the deferred tax assets as of December 31, 2022. The Corporation considered all of the positive and negative evidence available to determine whether it is more likely than not that the deferred tax assets will ultimately be realized and, based upon that evidence, the Corporation believes it is more likely than not that the deferred tax assets recorded at December 31, 2022 will ultimately be realized.

6. GOODWILL AND INTANGIBLE ASSETS

As of December 31, 2022, the Corporation had goodwill of $6,476,578. The Corporation completed its most recent annual goodwill impairment test as of December 31, 2022. Changes in the net carrying amount of goodwill for the year ended December 31, 2022 were as follows:

Goodwill	$	12,163,405
Accumulated impairment		(5,686,827)
Net carrying amount as of December 31, 2022	$	6,476,578

As of December 31, 2022, the Corporation had finite-lived intangible assets of $2,097,200 and accumulated amortization of $838,880. Intangible assets consist of customer relationships and are amortized on a straight-line basis over 5 years. Changes in the net carrying amount of intangible assets for the year ended December 31, 2022 were as follows:

	Customer Relationships	Total
Gross carrying amount	$ 2,097,200	2,097,200
Accumulated amortization	(838,880)	(838,880)
Net carrying amount as of December 31, 2022	$ 1,258,320	1,258,320

7. **FAIR VALUE MEASUREMENTS**

The Corporation measures certain financial assets and liabilities at fair value in accordance with U.S. GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Corporation's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Corporation's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The following table summarizes assets measured at fair value on a recurring basis:

| | | Fair Value Measurements Using | | | |
As of December 31, 2022		Level 1	Level 2	Level 3(a)	Total Fair Value
ASSETS:					
Money market investments	$	20,255,640	—	—	20,255,640
Securities owned, at fair value	$	20,255,640	—	—	20,255,640

(a) During the year ended December 31, 2022, there were no transfers in or out of Level 3.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Financial Instruments Measured at Level 1 — Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities within securities owned, at fair value include money market investments.

Financial Instruments Measured at Level 2 — If quoted market prices are not available, then fair values are estimated using pricing models which primarily use quoted prices of securities with similar characteristics. There were no securities included within Level 2 as of December 31, 2022.

Financial Instruments Measured at Level 3 — In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. There were no securities included within Level 3 as of December 31, 2022.

Short-term Financial Assets and Liabilities — The fair value of the payables to the affiliated companies approximate their carrying amounts because of the short maturities of the instruments. Similarly, due to the short-term nature of all other financial assets and liabilities, their carrying values approximate fair value.

8. NET CAPITAL REQUIREMENTS

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Corporation is required to maintain a minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. At December 31, 2022, the Corporation's net capital of $18,497,348 exceeded its required net capital of $295,983 by $18,201,365 and the Corporation's ratio of aggregate indebtedness to net capital was 0.24 to 1, which is less than the allowed maximum of 15 to 1 under the Rule.

9. RELATED PARTY TRANSACTIONS

The Bancorp uses a centralized approach to cash management. Cash receipts and payments of trade payables and other disbursements are processed through a centralized cash management system by the Bancorp. All cash derived from or required for the Corporation's operations is applied to or against the payable to the Parent Company.

At December 31, 2022, the payables to the affiliated company of $681,640 represent a net payable as the Corporation has the right and the intent to net settle the payables to and the receivables from affiliated companies.

Federal and certain state income taxes are filed on a consolidated basis with the Parent Company and are net settled. At December 31, 2022, the receivables from the Parent Company or affiliated companies relating to income taxes were $1,776,815.

The Bancorp has fidelity bonds with coverage that extends to the Corporation. The deductible on these bonds is $7,500,000.

The Corporation maintains a brokerage account with Fifth Third Securities, Inc., an affiliated broker-dealer who serves as the advisor for the account. Custody and clearing services for the account are provided by an unaffiliated third-party broker-dealer.

As of December 31, 2022, the Corporation had $3,086,561 cash on deposit with the Bank.

10. **COMMITMENTS AND CONTINGENCIES**

In the normal course of business, the Corporation is subject to certain litigation. Management is of the opinion, based upon review of its issues, that settlements (if any) not specifically accrued for at December 31, 2022 will not materially impact the Corporation's Statement of Financial Condition.

As part of the Parent Company's acquisition by Fifth Third Acquisition Holdings, LLC ("FTAH") on December 31, 2020, simultaneous personal goodwill purchase agreements (the "PGPA") were executed between FTAH and the Parent Company's previous principal owners: Mr. William Hanlon, Mr. PJ Camp, Mr. Richard Bayman, and Ms. Victoria Poindexter. Per the terms of the PGPA, FTAH acquired the substantial personal goodwill from the sellers, which is comprised of client contact and relationships, leads and sources of leads for new clients and opportunities, an established marketplace reputation, trade secrets, proprietary information, specialized knowledge and expertise, and similar intangibles and property rights ("Seller's Intangibles") which are personal assets not owned by, but are essential to the long-term success of the Corporation. Concurrently, FTAH contributed all rights, benefits, risks, and costs of the Seller's Intangibles to the Corporation. As part of the contribution, the Corporation acquired the rights, benefits, risks, and costs associated with the PGPA, including its earnout provision. Per the terms of the PGPA, the earnout provision represents potential future compensation paid to the sellers if the Corporation meets certain revenue thresholds annually, as of acquisition date, through 2025. As of December 31, 2022, the Corporation does not have a reserve for these estimated potential payments.

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